FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          HOLLINGER INTERNATIONAL INC.

             (Exact name of registrant as specified in its charter)


         DELAWARE                                               95-3518892
--------------------------------------------------------------------------------
 (State of incorporation or                                (I.R.S. Employer or
          organization)                                     Identification No.)

   401 North Wabash Avenue, Suite 740
   Chicago, Illinois                                               60611
--------------------------------------------------------------------------------
(Address of principal executive offices)                        (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:


               Title of each class              Name of each exchange on which
               to be so registered              each class is to be registered
               -------------------              ------------------------------
             Rights to Purchase Series Z         New York Stock Exchange, Inc.
               Preferred Stock

         If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [X]

         If this Form 8-A relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is to become effective General Instruction A.(d), please check the following box. [_]

         Securities to be registered pursuant to Section 12(g) of the Act: None. Rights to Purchase


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On January 25, 2004, the Corporate Review Committee (the "COMMITTEE") of the Board of Directors (the "BOARD") of Hollinger International Inc. (the "COMPANY"), having all of the powers of the Board delegated to it (with certain limited exceptions) by action of the Board, declared a dividend of one preferred share purchase right (a "RIGHT") for each share of Class A Common Stock, par value $0.01 per share (the "CLASS A COMMON Shares"), and each share of Class B Common Stock, par value $0.01 per share (together with the Class A Common Shares, the "COMMON SHARES"), of the Company outstanding at the close of business on February 5, 2004 (the "RECORD DATE"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series Z Preferred Stock, par value $0.01 per share ("SERIES Z SHARES"), at a purchase price of $50 (the "PURCHASE PRICE"), subject to adjustment. The Purchase Price shall be paid in cash. The Rights are subject to the terms of the Rights Agreement, dated as of January 25, 2004, between our Company and Mellon Investor Services LLC, as Rights Agent (the "RIGHTS AGREEMENT").

                  Initially, no separate Right Certificates will be distributed. Until the earlier of (a) 10 business days following a public announcement by the Company or an Acquiring Person (as defined below) indicating that a person or group of affiliated or associated persons has become an Acquiring Person (the "SHARES ACQUISITION DATE") or (b) 15 business days (or such later date as may be determined by the action of the Committee before any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "SEPARATION DATE"), the Rights will be evidenced, with respect to any Common Shares outstanding as of the Record Date, by the certificates representing such Common Shares. The Rights Agreement provides that until the Separation Date, the Rights will be transferred with, and only with, the certificates representing the Common Shares. From as soon as practicable after the Record Date and until the Separation Date (or earlier redemption or expiration of the Rights), Common Share certificates issued after the Record Date upon transfer or issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Shares certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates. As soon as practicable following the Separation Date, separate certificates evidencing the Rights ("RIGHT CERTIFICATES") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                  "ACQUIRING PERSON" is defined in the Rights Agreement as any person who, together with all affiliates and associates of such person, is the beneficial owner of 20% or more of the Common Shares then outstanding, but shall not include (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan, (iv) Lord Black of Crossharbour ("LORD BLACK") and any person that is a controlled affiliate of Lord Black (including as of the date of the Rights Agreement, Hollinger Inc.) for so long as Lord Black and his controlled affiliates beneficially own no more Common Shares than Lord

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Black and his controlled affiliates owned as of January 25, 2004, which represent in the aggregate approximately 73% of the voting power represented by all Common Shares, PROVIDED, that any equity securities of the Company that may be issued, granted or purchased by Lord Black following the date of the Rights Agreement pursuant to any employee benefit plan of the Company or its affiliates and any compensation otherwise received by Lord Black from the Company shall not be counted for purposes of calculating the percentage of voting power of Common Shares beneficially owned by Lord Black and his controlled affiliates or (v) any person, together with affiliates and associates of such person who or which would be an Acquiring Person solely by reason of a reduction in the number of issued and outstanding Common Shares as a result of an acquisition of Common Shares by the Company or the conversion of outstanding Common Shares held by persons other than such person or its affiliates or associates; PROVIDED, HOWEVER, that in the event that such person described in this clause (v) does not become an Acquiring Person by reason of this clause (v), such person nonetheless shall become an Acquiring Person in the event that such person, together with all affiliates and associates of such person, thereafter acquires beneficial ownership of any additional Common Shares (unless the acquisition of such beneficial ownership would not result in such person becoming an Acquiring Person by reason of clauses (i) through (iv) without regard to this proviso) and thereafter such person, together with all affiliates and associates of such person, shall be the beneficial owner of 20% or more of the Common Shares then outstanding.

                  On January 18, 2004, Press Holdings International Limited ("PHIL"), a corporation incorporated under the laws of Jersey, United Kingdom, entered into the Tender and Shareholder Support and Acquisition Agreement with the Ravelston Corporation Limited and Lord Black (the "PHIL Agreement"). The Rights Agreement makes clear that the mere execution and delivery, without purchase of any securities pursuant thereto, under the PHIL Agreement does not cause PHIL or its affiliates and associates to be considered an Acquiring Person. For the avoidance doubt, until such time as an Acquiring Person becomes such, the Committee has the power to extend the Separation Date and redeem the Rights.

                  The Rights are not exercisable until the Separation Date and will expire on February 5, 2014 (the "FINAL EXPIRATION DATE"), unless earlier redeemed or exchanged by the Company as described below.

                  The Rights Agreement provides that upon the public announcement that an Acquiring Person has become the beneficial owner of 20% or more of the then outstanding Common Shares, then proper provision shall be made so that each holder of a Right will thereafter be entitled to receive, upon exercise and payment of the Purchase Price, in lieu of Series Z Shares, Class A Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right; PROVIDED, that a person shall not be deemed to beneficially own securities that such person has the right to acquire upon the exercise of (i) stock options granted pursuant to the Company's existing and future stock option plans and (ii) conversion rights contained in specified stock issues of the Company.

                  The Rights Agreement provides that if, at any time following the Shares Acquisition Date and a Separation Date, (a) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (b) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, and in which its Common Shares are changed or exchanged for other securities of the Company or any other person or cash or any other property or (c) 50% or more of the Company's assets or earning power is sold or transferred, then proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise and payment of the Purchase Price, in lieu of Series Z Shares, common shares of the surviving or acquiring company or other issuer of the securities into which the Common Shares are changed or exchanged (or, in certain circumstances, cash, property or

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other securities of such person) having a value equal to two times the Purchase
Price of the Right.

                  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in the fifth and sixth paragraphs hereof, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. The Rights Agreement contains provisions intended to prevent the utilization of voting trusts or similar arrangements that could have the effect of rendering ineffective or circumventing the beneficial ownership rules set forth in the Rights Agreement.

                  The Purchase Price payable, and the number of Series Z Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a dividend of Series Z Shares on, or a subdivision, combination or reclassification of, the Series Z Shares, (b) upon the grant to holders of the Series Z Shares of certain rights or warrants to subscribe for Series Z Shares or securities convertible into Series Z Shares at less than the current market price of the Series Z Shares or (c) upon the distribution to holders of the Series Z Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series Z Shares) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-thousandth of a Series Z Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price of the Series Z Shares on the last trading date prior to the date of exercise.

                  At any time after the date of the Rights Agreement until the earlier of (A) the Separation Date or (B) the Final Expiration Date, the Committee, may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the "REDEMPTION PRICE"). Immediately upon the action of the Committee ordering redemption of the Rights, the Rights will no longer be exercisable. Thereafter the only right of the holders of Rights will be to receive the Redemption Price.

                  The Committee may, at its option, at any time after the right of the Committee to redeem the Rights has expired or terminated (with certain exceptions), exchange all or part of the then outstanding and exercisable Rights (other than those held by the Acquiring Person) for Common Shares at a ratio of one Common Share per Right, as adjusted; PROVIDED, HOWEVER, that such right cannot be exercised once a person, together with such person's affiliates and associates, becomes the owner of 50% or more of the combined voting power of the outstanding Common Shares. If the Committee authorizes such an exchange, the Rights will immediately cease to be exercisable.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Shares (or other consideration) of the Company or for common shares of the Acquiring Person as summarized above and set forth in the Rights Agreement.

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                  The provisions of the Rights Agreement may be amended by the
Committee without approval of the holders of Rights; PROVIDED, HOWEVER, that if a person becomes and Acquiring Person following the Separation Date, no such amendment will adversely affect the interests of holders of Rights.

                  A copy of the Rights Agreement specifying the terms of the Rights (including the following Exhibits: (A) the Certificate of Designation with respect to Series Z Preferred Stock, specifying the terms of the Series Z Shares, (B) the form of the Right Certificate and (C) the Summary of Rights to Purchase Series Z Shares) is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights and the Series Z Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.



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Item 2.  EXHIBITS.

                  The following exhibits are filed as part of this Registration Statement on Form 8-A:

                  1 Rights Agreement, dated as of January 25, 2004, between the Company and Mellon Investor Services LLC, which includes the Certificate of Designation in respect of the Series Z Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Series Z Preferred Stock as Exhibit C (incorporated by reference to the Company's Form 8-K filed with the Commission on January 26, 2004, Commission File No. 001-14164). Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).



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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         HOLLINGER INTERNATIONAL INC.
                                         (Registrant)



Date: February 27, 2004                  By: /s/ Gordon A. Paris
                                             -----------------------------------
                                             Name:   Gordon A. Paris
                                             Title:  President and Chief
                                                     Executive Officer



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                                INDEX TO EXHIBITS



              Exhibit
              Number                         Exhibit
              -------                        -------

                 1 Rights Agreement, dated as of January 25, 2004, between the Company and Mellon Investor Services LLC, which includes the Certificate of Designation in respect of the Series Z Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Series Z Preferred Stock as Exhibit C (incorporated by reference to the Company's Form 8-K filed with the Commission on January 26, 2004, Commission File No. 001-14164). Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Separation Date (as defined therein).